SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*


                                AVNET, INC.

                              (Name of Issuer)

                  Common Stock, par value $1.00 per share

                       (Title of Class of Securities)

                                 053807103

                               (CUSIP Number)


                             c/o Alistair Boyle
                          Permira (Europe) Limited
                        Trafalgar Court, Les Banques
              St. Peter Port, Guernsey Channel Islands GY1 3QL

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                  Copy to:

                           Andrew P. Varney, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                       1001 Pennsylvania Avenue, N.W.
                                 Suite 800
                           Washington, D.C. 20004

                             February 14, 2006

          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                            (Page 1 of 14 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053807103              13D              Page 3 of 15 Pages

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Permira Europe II Nominees Limited

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)

3.    SEC Use Only

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization  Guernsey

                7.  Sole Voting Power
Number of                  0
  Shares
Beneficially     8.  Shared Voting Power
 Owned by                  0
   Each
Reporting        9.  Sole Dispositive Power
Person                     0
   With
                 10. Shared Dispositive Power
                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person (See Instructions)
      CO

CUSIP No. 053807103              13D              Page 4 of 15 Pages

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Permira Europe II Managers, L.P.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)

3.    SEC Use Only

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization  Guernsey

                7.  Sole Voting Power
Number of                  0
  Shares
Beneficially     8.  Shared Voting Power
 Owned by                  0
   Each
Reporting        9.  Sole Dispositive Power
Person                     0
   With
                 10. Shared Dispositive Power
                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person (See Instructions)
      PN

CUSIP No. 053807103              13D              Page 5 of 15 Pages

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Permira (Europe) Limited

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)

3.    SEC Use Only

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization  Guernsey

                7.  Sole Voting Power
Number of                  0
  Shares
Beneficially     8.  Shared Voting Power
 Owned by                  0
   Each
Reporting        9.  Sole Dispositive Power
Person                     0
   With
                 10. Shared Dispositive Power
                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person (See Instructions)
      CO

CUSIP No. 053807103              13D              Page 6 of 15 Pages

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Permira UK Venture IV Nominees Limited

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)

3.    SEC Use Only

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization  Guernsey

                7.  Sole Voting Power
Number of                  0
  Shares
Beneficially     8.  Shared Voting Power
 Owned by                  0
   Each
Reporting        9.  Sole Dispositive Power
Person                     0
   With
                 10. Shared Dispositive Power
                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person (See Instructions)
      CO

CUSIP No. 053807103              13D              Page 7 of 15 Pages

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Schroder Venture Managers (Guernsey) Limited

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)

3.    SEC Use Only

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization  Guernsey

                7.  Sole Voting Power
Number of                  0
  Shares
Beneficially     8.  Shared Voting Power
 Owned by                  0
   Each
Reporting        9.  Sole Dispositive Power
Person                     0
   With
                 10. Shared Dispositive Power
                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person (See Instructions)
      CO

CUSIP No. 053807103              13D              Page 8 of 15 Pages

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). SV (Nominees) Limited

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)

3.    SEC Use Only

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization  Guernsey

                7.  Sole Voting Power
Number of                  0
  Shares
Beneficially     8.  Shared Voting Power
 Owned by                  0
   Each
Reporting        9.  Sole Dispositive Power
Person                     0
   With
                 10. Shared Dispositive Power
                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person (See Instructions)
      CO

CUSIP No. 053807103              13D              Page 9 of 15 Pages

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Schroder Ventures Investment Limited

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)

3.    SEC Use Only

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization  Guernsey

                7.  Sole Voting Power
Number of                  0
  Shares
Beneficially     8.  Shared Voting Power
 Owned by                  0
   Each
Reporting        9.  Sole Dispositive Power
Person                     0
   With
                 10. Shared Dispositive Power
                           0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person (See Instructions)
      CO

     This Amendment No. 3 amends and supplements the statement on Schedule 13D filed by Permira Europe II Nominees Limited, Permira Europe II Managers L.P., Permira (Europe) Limited, Permira UK Venture IV Nominees Limited, Schroder Venture Managers (Guernsey) Limited, SV (Nominees) Limited, and Schroder Ventures Investment Limited with the Securities and Exchange Commission ("SEC") on July 15, 2005, and amended on July 22, 2005 and January 25, 2006, relating to the Common Stock of Avnet, Inc., a New York corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding the following immediately before the final two paragraphs thereof:

     Pursuant to an underwriting agreement, dated February 8, 2006 (the "Underwriting Agreement"), by and among the Company, PE2 Nominees, VF4 Nominees and SV Nominees (the "Selling Stockholders") and the representatives of the several underwriters listed in Schedule B thereto (collectively, the "Underwriters"), the Underwriters agreed to purchase from the Selling Stockholders and the Selling Stockholders agreed to sell to the Underwriters, an aggregate of 15,700,000 shares of Common Stock (the "Sale"). In addition, pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters an option, exercisable within 30 days after the date of the final prospectus (the "Prospectus") filed by the Company on February 9, 2006 pursuant to Rule 424(b) of the Securities Act, to purchase an additional 2,257,367 shares of Common Stock from the Selling Stockholders at the same purchase price per share for the purpose of covering over-allotments (the "Over-Allotment Option").

     Pursuant to the Prospectus, the public offering price in the public offering of Common Stock by the Company was $24.00 per share and the underwriting discount was $0.84 per share. Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase shares of Common Stock in the Sale and upon exercise of the Over-Allotment Option at a price per share of $23.16 (which is net of underwriting discounts and commissions). Accordingly, the Selling Stockholders sold an aggregate of 17,957,367 shares of Common Stock (including the Over-Allotment Option) to the Underwriters at a price per share of $23.16 (which is net of underwriting discounts and commissions) for an aggregate amount of $415,892,619.72. The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, the form of which is filed as Exhibit 4 to this Schedule 13D.

     The Sale of 17,957,367 shares of Common Stock held by the Reporting Persons was consummated on February 14, 2006.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended in its entirety as follows:

     (a) and (b)

     As of the date hereof, none of the PE2 Nominees, VF4 Nominees and SV Nominees own any shares of Common Stock, which represents, in the aggregate, 0% of the Company's issued and outstanding shares of Common
Stock. The beneficial ownership percentages in this report are based on a total of 146,281,787 shares outstanding as of February 2, 2006 (as reported by the Company in the Prospectus).

     (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

     (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on February 14, 2006, based on a total of 146,281,787 shares of Common Stock outstanding as of February 2, 2006 (as reported by the Company in the Prospectus).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended in its entirety by the following:

     In connection with the Sale, on February 8, 2006, the Selling Stockholders executed a lock-up agreement (the "Lock-Up Agreement) pursuant to which the Selling Stockholders agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the ownership of the Common Stock, whether any of these transactions are to be settled by delivery of the Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Underwriters for a period of 81 days after February 8, 2006. The foregoing description of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Lock-Up Agreement, the form of which is filed as Exhibit 5 to this Schedule 13D.

     In addition, as described under Item 4 above, certain of the Reporting Persons have entered into the Securities Acquisition Agreement, the
Registration Rights Agreement, the Board Nominee Agreement and the Underwriting Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The following documents are filed as exhibits:


     Exhibit No.                         Title
     -----------                         -----

          4 Underwriting Agreement, dated as of February 8, 2006, between Avnet, Inc., the sellers named therein and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, and Banc of America Securities LLC (as Representatives of the Several Underwriters), which is hereby incorporated by reference to the Current Report on Form 8-K, Exhibit 1, filed by Avnet, Inc. on February 10, 2006.

          5 Form of Lock-Up Agreement, dated February 8, 2006, by Permira Europe II Nominees Limited, Permira UK Venture IV Nominees Limited and SV (Nominees) Limited.

                                 Signature

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2006
                                    PERMIRA EUROPE II
                                    NOMINEES LIMITED

                                    Signed by: /s/ Alistair Boyle
                                               ------------------
                                    for and on behalf of
                                        Permira Europe II Nominees
                                        Limited
                                        By: Alistair Boyle,
                                            Alternate Director

                                    PERMIRA (EUROPE) LIMITED

                                    Signed by:  /s/ Alistair Boyle
                                                ------------------
                                    for and on behalf of
                                        Permira (Europe) Limited
                                        By:  Alistair Boyle,
                                             Alternate Director

                                    PERMIRA EUROPE II MANAGERS, L.P.
                                    BY: PERMIRA (EUROPE) LIMITED,
                                        ITS GENERAL PARTNER

                                    Signed by:  /s/ Alistair Boyle
                                                ------------------
                                    for and on behalf of
                                        Permira (Europe) Limited, as General
                                        Partner
                                        By:  Alistair Boyle,
                                             Alternate Director

                                    PERMIRA UK VENTURE IV
                                    NOMINEES LIMITED
                                    Signed on behalf of Permira
                                    UK Venture IV Nominees
                                    Limited:

                                    Signed by:  /s/ Tim Lowe
                                                ------------
                                                Director
                                                /s/ John Symons
                                                ---------------
                                    for Doyle Administrators Ltd.
                                        Secretary

                                    (A) as nominee for  Barings  (Guernsey)
                                    Limited as (i)  Trustee of  Schroder UK
                                    Venture   Fund  IV   Trust,   and  (ii)
                                    Custodian  of Schroder UK Venture  Fund
                                    IV LP1 and  Schroder UK Venture Fund IV
                                    LP2, and

                                    (B) as  nominee  for  Schroder  Venture
                                    Managers  (Guernsey) Limited as manager
                                    of the  Schroder  UK  Venture  Fund  IV
                                    Co-investment  Scheme

                                    SCHRODER  VENTURE
                                    MANAGERS (GUERNSEY) LIMITED

                                    Signed by:  /s/ Alistair Boyle
                                                ------------------
                                    for and on behalf of
                                        Schroder Venture Managers
                                       (Guernsey) Limited
                                        By:  Alistair Boyle,
                                             Alternate Director

                                    SV (NOMINEES) LIMITED

                                    Signed by:  /s/ Alistair Boyle
                                                ------------------
                                    for and on behalf of
                                        SV (Nominees) Limited as nominee
                                        for Schroder Ventures Investments
                                        Limited
                                        By:  Alistair Boyle,
                                             Alternate Director

                                    SCHRODER VENTURES INVESTMENTS
                                    LIMITED

                                    Signed by:  /s/Alistair Boyle
                                                -----------------
                                    for and on behalf of Schroder
                                    Ventures Investments Limited
                                             By:  Alistair Boyle,
                                                  Alternate Director

                               EXHIBIT INDEX

     Exhibit No.                         Title
     -----------                         -----

          4 Underwriting Agreement, dated as of February 8, 2006, between Avnet, Inc., the sellers named therein and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, and Banc of America Securities LLC (as Representatives of the Several Underwriters), which is hereby incorporated by reference to the Current Report on Form 8-K, Exhibit 1, filed by Avnet, Inc. on February 10, 2006.

          5 Form of Lock-Up Agreement, dated February 8, 2006, by Permira Europe II Nominees Limited, Permira UK Venture IV Nominees Limited and SV (Nominees) Limited.